Media release Page 1 of 1 Joint statement from PKKP and Rio Tinto 5 February 2021 Rio Tinto accepts that it should have communicated the recent executive changes to the PKKP in a more collaborative way. PKKP understands that the PKKP relationship is owned by the Chief Executive Iron Ore and as interim Chief Executive Ivan Vella held this accountability in an acting capacity. PKKP took a different perspective from the joint board meeting in November. The PKKP acknowledges that it was not the intention of the Rio Tinto Chairman Simon Thompson to mislead the PKKP Board and Elders at the joint board meeting. The joint Board meeting remains a seminal event in the relationship rebuild. We jointly recognise that in any relationship mistakes are going to be made and it is how we work through these that informs the strength and depth of the ongoing relationship. Both PKKP and Rio Tinto recognise that progress has been made and are equally committed to building on this momentum. Senior representatives from PKKP and Rio Tinto have had extensive dialogue on these issues, and this will continue in a respectful and direct manner. Ends Contacts PKKP Casey Cahill +61 413 992 195 Rio Tinto Jonathan Rose +61 447 028 913 EXHIBIT 99.2